June 3, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Mail Stop 7010

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Golden Star Resources Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
File No. 1-12284

Dear Mr. Schwall:

On behalf of Golden Star Resources Ltd. (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated May 20, 2009 (the “SEC Letter”) regarding the above-referenced filing.

For the convenience of the Staff, we have transcribed the comment being addressed, along with the Company’s response thereto. Responses are numbered to reference the appropriate comment number.

Form 10-K for the Fiscal Year Ended December 31, 2008

Description of Properties, page 30

1. We note your response to our prior comment 2 but reissue the comment. You indicate on page 11 that you “also conduct exploration in West Africa and in South America.”

Michelle H. Shepston • 303 892 7344 • michelle.shepston@dgslaw.com

June 3, 2009

Response: The Company has exploration properties in West Africa and South America, the most significant of which are discussed on pages 40-42 of the Form 10-K under “Other Exploration Stage Properties in Africa” and “Exploration Stage Properties in South America.” The disclosure in these sections provides basic information about each listed property, including the nature of the interest held, the location of the property and a description of recent and planned exploration activities with respect to the property. As previously noted, none of the exploration properties outside of Ghana are deemed to be material to the Company at this time. By way of illustration, the Company has budgeted only $2.1 million in 2009 for exploration activities outside of Ghana, out of expected total 2009 capital expenditures of $38 million. Further, in the aggregate, exploration properties outside of Ghana (which are spread over six countries) total only $9.6 million as compared to $663 million of mining assets in Ghana.

Based on the immaterial nature of the exploration properties outside of Ghana, the Company does not believe that it is required to provide country-specific regulatory and environmental disclosure with respect to any of these exploration properties at this time. The Company does note on page 35 of the Form 10-K under “Environmental Laws and Regulations”, that “[a]ll phases of our operations are subject to environmental laws and regulations in the various jurisdictions where we operate,” and notes the significant impact that such regulations and future changes in regulations could have on the Company and its operations. The Company acknowledges that when and if certain exploration properties become more material, additional disclosure may be required with respect to property ownership structures and environmental and other regulatory regimes in the country where the property is located, and the Company will periodically evaluate the materiality of its exploration properties for this purpose.

The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please call the undersigned at (303) 892-7344 if you wish to discuss these matters.

Sincerely,

/s/ Michelle H. Shepston
Michelle H. Shepston for DAVIS GRAHAM & STUBBS LLP

cc:	D. Brown (SEC)
J. Labate (Golden Star)